The Board of Benetton Group S.p.A. determines the transfer values relating to the company reorganisation plan.

Ponzano 5 December 2003 – The Board of Directors of Benetton Group S.p.A., meeting today under the chairmanship of Luciano Benetton, set the transfer values, on the basis of estimated values provided by independent experts, of the three company business activities which will be transferred to the wholly-owned subsidiaries **Bencom S.r.l.**, **Benind S.p.A.** and United Web S.p.A. (which will take the name of **Bentec S.p.A.**).

In particular, the business activity relating to the ownership and management of trademarks and commercial activities will be transferred to Bencom S.r.l. for a value of about 590 million euro; the business activity relating to production and logistics will be transferred to Benind S.p.A. for a value of about 58 million euro; and the business activity relating to IT services and systems will be transferred to Bentec S.p.A. for a value of approximately 15 million euro.

The effective date for these transfers is planned for 20th December 2003.

The aims of the decision are to bring the company and management structure in line with the group's new strategies, to improve the efficiency and competitiveness of the individual areas under specific operating companies and, ultimately, to bring the group even closer to the market.

The reorganisation of the Group's company and organisation structure was approved by the Shareholders' Meeting of 25th November 2003.

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